UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter and Six Month 2020 Results

Lima, Peru, July 30, 2020 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q20) and six-month (6M20) period ended June 30, 2020.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2020 Highlights:
●
2Q20 results were adversely impacted by the State of Emergency and related mandated lockdown instituted by the Peruvian Government in order to contain the spread of the Coronavirus (COVID-19). As part of the Buenaventura´s two-phased plan, on May 16, 2020 Tambomayo, Uchucchacua, El Brocal and Coimolache began the process to restart operations. The second phase began on June 16, 2020. As of the date of this press release, the Company expects to reach full capacity at all operations by the end of August.

●	2Q20 EBITDA from direct operations was US$ 26.5 million, compared to US$ 47.1 million reported in 2Q19.
●	June 2020 EBITDA from direct operations was US$33.3 million, an initial indication of post-State of Emergency restriction recovery.
●	2Q20 Adjusted EBITDA including associated companies reached US$ 86.1 million, compared to US$ 137.3 million in 2Q19.
●	2Q20 capital expenditures were US$ 11.6 million, compared to US$ 28.8 million for the same period in 2019.
●
2Q20 net loss was US$ 25.1 million, compared to a net income of US$ 9.7 million for the same period in 2019. US$2.9 million of the above net loss was due to additional expenses related to the effect of COVID-19 on a consolidated basis.

●
The Company´s De-Bottlenecking Program continued to progress during the 2Q20 at a reduced level. The program’s 2020 focus is on the Company’s Tambomayo, Uchucchacua and El Brocal mines (please refer to page 6 for related details).

●	Buenaventura’s 2Q20 cash position reached US$ 196 million.
●	Updated guidance will be provided once Buenaventura has achieved full production capacity at all operations.

Financial Highlights (in millions of US$, except EPS figures):

	2Q20	2Q19	Var	6M20	6M19	Var
Total Revenues	97.8	216.1	-55%	212.3	402.2	-47%
Operating Profit	-17.9	-15.3	17%	-77.5	-42.4	83%
EBITDA Direct Operations	26.5	47.1	-44%	19.7	74.8	-74%
Adjusted EBITDA (Inc Associates)	86.1	137.3	-37%	116.7	304.3	-62%
Net Income	-25.1	9.7	N.A.	-100.1	37.0	N.A.
EPS*	-0.10	0.04	N.A.	-0.39	0.15	N.A.

(*) As of June 30, 2020 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 2 of 27

Operating Revenues

2Q20 net sales were US$ 94.2 million, compared to US$ 210.8 million reported in 2Q19. This was primarily due to a 46% year on year decrease in gold volumes sold, a 73% year on year decrease in silver volumes sold, 75% year on year decrease in lead volumes sold, a 72% year on year decrease in zinc volumes sold and a 70% year on year decrease in copper volumes sold primarily due to the impact of the State of Emergency declared by the Peruvian government.

Royalty income decreased 34% in the 2Q20 to US$ 3.6 million, from US$ 5.4 million in 2Q19. This was due to a 31% decrease in revenues at Yanacocha.

Operating Highlights	2Q20	2Q19%		6M20	6M19%
Net Sales (in millions of US$)	94.2	210.8	-55%	203.0	391.4	-48%
Average Realized Gold Price (US$/oz) (1) (2)	1,775	1,303	36%	1,738	1,302	33%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,744	1,308	33%	1,669	1,306	28%
Average Realized Silver Price (US$/oz) (1) (2)	16.67	14.91	12%	17.00	15.12	12%
Average Realized Lead Price (US$/MT) (1) (2)	1,460	1,851	-21%	1,587	1,929	-18%
Average Realized Zinc Price (US$/MT) (1) (2)	1,112	2,875	-61%	1,655	2,847	-42%
Average Realized Copper Price (US$/MT) (1) (2)	5,085	6,077	-16%	5,425	6,098	-11%

Volume Sold	2Q20	2Q19%		6M20	6M19%
Consolidated Gold Oz (1)	24,839	45,854	-46%	45,075	81,441	-45%
Gold Oz Inc. Associated Companies (3)	60,327	118,715	-49%	141,852	224,962	-37%
Consolidated Silver Oz (1)	1,460,620	5,342,779	-73%	4,470,246	8,844,458	-49%
Consolidated Lead MT (1)	3,862	15,171	-75%	11,357	24,549	-54%
Consolidated Zinc MT (1)	4,751	17,070	-72%	20,055	31,839	-37%
Consolidated Copper MT (1)	2,758	9,189	-70%	11,223	17,507	-36%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 3 of 27

Production and Operating Costs

Buenaventura’s 2Q20 equity gold production was 62,029 ounces, compared to 115,245 reported in 2Q19, primarily due to a 30% percent production decrease at Tambomayo and a 51% production decrease at Yanacocha due to the impact of the Peruvian government’s State of Emergency.

Silver equity production decreased by 64% year on year, primarily due to a 68% decrease in production at the Uchucchacua mine. Lead equity production decreased by 75% year on year, primarily due to a 74% production decrease at El Brocal and 87% decrease at the Uchucchacua mine. Zinc equity production decreased by 75% year on year, primarily due to a 65% production decrease at El Brocal and 92% decrease at the Uchucchacua mine. The above is directly related to the impact of the Peruvian government’s State of Emergency.

Equity Production	2Q20	2Q19%		6M20	6M19%
Gold Oz Direct Operations(1)	26,989	40,598	-34%	53,956	79,935	-33%
Gold Oz including Associated(2) Companies	62,029	115,245	-46%	151,181	228,157	-34%
Silver Oz Direct Operations(1)	1,686,689	5,187,170	-67%	5,005,697	8,856,414	-43%
Silver Oz including Associated Companies	1,991,257	5,516,353	-64%	5,805,312	9,511,204	-39%
Lead MT	3,316	13,023	-75%	10,286	21,259	-52%
Zinc MT	3,986	16,090	-75%	16,863	28,930	-42%
Copper MT Direct Operations(1)	1,881	5,989	-69%	7,526	11,473	-34%
Copper MT including Associated Companies(3)	17,667	27,167	-35%	41,366	55,840	-26%

Consolidated Production	2Q20	2Q19%		6M20	6M19%
Gold Oz(4)	28,815	44,582	-35%	58,893	91,629	-36%
Silver Oz(4)	1,789,375	5,751,519	-69%	5,376,212	9,738,672	-45%
Lead MT(4)	4,160	16,244	-74%	13,236	26,420	-50%
Zinc MT(4)	5,677	20,902	-73%	24,362	37,779	-36%
Copper MT(4)	3,056	9,719	-69%	12,218	18,618	-34%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 4 of 27

Tambomayo (100% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	Oz	17,121	24,610	-30%	31,670	48,643	-35%
Silver	Oz	410,010	558,034	-27%	795,541	1,073,277	-26%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	US$/Oz	736	558	32%	984	617	59%

2Q20 year on year gold production at Tambomayo decreased 30% mainly due to a reduction in ore treated due to State of Emergency restrictions as well as low gold grade inventories treated in April. Cost Applicable to Sales (CAS) increased to 736 US$/Oz in 2Q20, compared to 558 US$/Oz in 2Q19, primarily due to at 40% decrease in volume sold.

Tambomayo ended June 2020 with a 9,000 ounce increase in gold inventory, which is more than usual for this time period.

Orcopampa (100% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	Oz	7,612	10,764	-29%	15,773	16,713	-6%
Silver	Oz	1,075	7,312	-85%	3,881	10,499	-63%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	US$/Oz	325	1,563	-79%	909	1,834	-50%

The decrease in 2Q20 gold production at Orcopampa was mainly due to reduced amounts of ore treated despite a higher ore grade. Cost Applicable to Sales (CAS) decreased to 325 US$/Oz in 2Q20, compared to 1,563 US$/Oz in 2Q19, primarily due to a higher gold grade (74%).

As result of suspended activities during the State of Emergency, operating cost during those months without production was recognized as “other expenses”. In the case of Orcopampa, US$ 3.6 million (excluding D&A) was classified as “others”.

La Zanja (53.06% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	Oz	3,028	5,443	-44%	6,325	19,060	-67%
Silver	Oz	14,411	11,422	26%	27,830	60,604	-54%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	US$/Oz	1,053	1,471	-28%	1,656	1,115	49%

2Q20 gold production decreased by 44%, year on year. 2Q20 Cost Applicable to Sales (CAS) was 1,053 US$/Oz; a 28% decrease compared to 1,471 US$/Oz in 2Q19. Said decrease in CAS was due to the fact that most production was derived from re-leaching the pads, therefore consuming inventories.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 5 of 27

Due to suspended activities during the State of Emergency, operating cost during the months without production was recognized as “other expenses”. In the case of La Zanja, US$ 0.2 million (excluding D&A) was classified as “others”.

Coimolache (40.10% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	Oz	13,551	34,766	-61%	36,044	61,039	-41%
Silver	Oz	77,992	145,567	-46%	266,957	221,927	20%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Gold	US$/Oz	1,017	716	42%	942	721	31%

2Q20 gold production at Coimolache decreased by 61% year on year, primarily due to a reduction in ore treated due to the State of Emergency. 2Q20 Cost Applicable to Sales (CAS) was 1,017 US$/Oz; a 42% increase compared to 716 US$/Oz in 2Q19, mainly due to a 58% decrease in volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Silver	Oz	979,008	3,083,290	-68%	2,935,471	5,079,729	-42%
Zinc	MT	462	6,093	-92%	2,822	9,998	-72%
Lead	MT	753	5,795	-87%	3,026	8,754	-65%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Silver	US$/Oz	16.24	10.37	57%	16.61	10.82	54%

2Q20 silver production at Uchucchacua reflected a 68% decrease, primarily due to a reduction in ore treated due to the State of Emergency. Cost Applicable to Sales (CAS) in 2Q20 increased by 57% year on year, mainly due to a 78% decrease in volume sold.

Due to suspended activities during the State of Emergency, the operating cost during those months without production was recognized as “other expenses”. In the case of Uchucchacua, US$ 3.2 million (excluding D&A) was classified as “others”.

Julcani (100% owned by Buenaventura)

Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Silver	Oz	136,177	642,182	-79%	686,729	1,300,897	-47%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Silver	US$/Oz	17.02	13.47	26%	16.10	13.77	17%

2Q20 silver production decreased 79% year on year due to a reduction in ore treated resulting from Peru’s State of Emergency. 2Q20 Cost Applicable to Sales (CAS) of 17.02 US$/Oz was 26% higher than 13.47 US$/Oz in 2Q19, mainly due to an 80% decrease in volume sold.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 6 of 27

Due to suspended activities during the State of Emergency, the operating cost during those months without production was recognized as “other expenses”. In the case of Julcani, US$ 2.0 million (excluding D&A) was classified as “others”.

El Brocal (61.43% owned by Buenaventura)
Production
		2Q20	2Q19	Var %	6M20	6M19	Var %
Copper	MT	3,045	9,671	-69%	12,167	18,527	-34%
Zinc	MT	4,385	12,476	-65%	19,442	22,943	-15%
Silver	Oz	248,693	1,449,278	-83%	926,761	2,213,667	-58%

Cost Applicable to Sales
		2Q20	2Q19	Var %	6M20	6M19	Var %
Zinc	US$/MT	1,491	2,099	-29%	1,760	2,149	-18%
Copper	US$/MT	5,473	5,504	-1%	5,262	5,680	-7%

2Q20 copper production decreased by 69% as compared to production reported for 2Q19. 2Q20 zinc production decreased by 65% year on year. In both cases, this was primarily due to a reduction in ore treated due to the State of Emergency.

In 2Q20, Zinc Cost Applicable to Sales (CAS) 2Q20 decreased by 29% compared to 2Q19, mainly due to a higher zinc grade (63%). 2Q20 copper CAS decreased slightly.

Due to the suspension of activities during the State of Emergency, the operating cost during those months without production was recognized as “other expenses”. In the case of El Brocal, US$ 10.2 million (excluding D&A) was classified as “others”.

De-Bottlenecking Program – 2020 Update

Buenaventura’s De-Bottlenecking Program progressed well during the quarter under the circumstances, generating additional EBITDA as illustrated below:

EBITDA			
	Name	Stage	1Q20 Actual	2Q20 Actual	2Q20 Budgeted	6M20 Actual
TAMBOMAYO						
1	Mine Design Optimization	Increase of efficiency of the ratio of mining preparations per tone + Haulage Fleet reduction	$0.5M	**$0.7 M**	$0.5M	**$1.2M**
2	Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$0.0M	**$1.3M**	$2.6M	**$1.3M**
3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.9M	**$0.5M**	$0.5M	**$1.4M**
UCHUCCHACUA						
1	Optimization of the ore transport system	Reduction of equipment and haulage distances	$1.3M	**$0.3M**	$0.6M	**$1.6M**
2	Reduction in mining cost and preparations	Optimize preparations ratio	$0.0M	**$0.0M**	$0.0M	**$0.0M**
EL BROCAL						
1	Pillars recovery with high Cu grade	Stope design optimization to reduce galleries per ton mined	$3.7M	**$1.3M**	$2.0M	**$5.0M**
2	Renegotiation of cost rates with contractors	Optimization of the use of the equipment fleet	$0.3M	**$0.0M**	$0.4M	**$0.3M**
3	Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$0.0M	**$0.0M**	$0.0M	**$0.0M**
4	Cost Optimization in Support Areas	Headcount reduction and associated costs	$0.7M	**$0.2M**	$0.2M	**$0.9M**
		TOTAL	**$7.4M**	**$4.4M**	**$6.8M**	**$11.8M**

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 7 of 27

General and Administrative Expenses

2Q20 General and Administrative expenses were US$ 14.9 million; a 17% decrease as compared to US$ 18.0 million in 2Q19. This is due to the Company´s successful cost containment and expense reduction during the quarter, which partially offset the adverse effects of Peru’s State of Emergency.

Exploration in Non-Operating Areas

2Q20 exploration costs in Non-Operating Areas were US$ 1.7 million, compared with US$ 3.4 million in 2Q19. During the period, Buenaventura focused exploration efforts primarily on Emperatriz, amounting to US$ 0.9 million during 2Q20.

Share in Associated Companies

During 2Q20, Buenaventura’s share in associated companies was US$ 3.9 million, compared to US$ 22.7 million reported in 2Q19, comprised of:

Share in the Result of Associates (in millions of US$)	2Q20	2Q19	Var	6M20	6M19	Var
Cerro Verde	13.5	10.4	29%	1.6	49.6	-97%
Yanacocha	-7.6	11.2	N.A.	-17.1	20.9	N.A.
Coimolache	-1.8	1.1	N.A.	-2.4	1.7	N.A.
Others	-0.1	0.0	N.A.	-0.2	0.0	N.A.
Total	3.9	22.7	-83%	-18.1	72.2	N.A.

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 2Q20 gold production was 67,827 ounces; 29,606 ounces of which were attributable to Buenaventura. This represents a 51% decrease as compared to the 139,077 ounces produced in 2Q19; 60,707 ounces of which were attributable to Buenaventura.

For 6M20, gold production was 189,629; 82,773 ounces of which were attributable to Buenaventura, a 33% decrease as compared to 283,500 ounces in 6M19; 123,748 ounces of which were attributable to Buenaventura.

In 2Q20, Yanacocha reported a net loss of US$ 17.5 million, compared to a net income of US$ 25.7 million reported in 2Q19. CAS in 2Q20 was 929 US$/Oz; a 23% increase compared to 753 US$/Oz in 2Q19.

Capital expenditures at Yanacocha were US$ 19.4 million in 2Q20.

The Yanacocha Sulfides project

●	Currently in Definitive Feasibility Stage
●	Study work and engineering continue to successfully progress remotely
●	Decision to proceed expected in 2021.
●	The Environmental Impact Assessment study was approved in March 2019.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 8 of 27

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 2Q20 copper production was 80,621 MT; 15,786 MT of which is attributable to Buenaventura, a decrease as compared to 108,160 MT produced in 2Q19; 21,178 MT of which was attributable to Buenaventura.

6M20 copper production was 172,832 MT; 33,840 MT of which was attributable to Buenaventura. 6M19 copper production was 226,596 MT; 44,367 MT of which was attributable to Buenaventura.

Cerro Verde reported a 2Q20 net income of US$ 68.7 million compared to net income of US$ 53.3 million in 2Q19. This is primarily due to a US$163.5 million decrease in cost of sales as a result of lower supplies, depreciation, labor and energy costs related to the State of Emergency restrictions. This was mainly offset by a US$115 million decrease in volume sold.

Capital expenditures at Cerro Verde were US$ 36.8 million in 2Q20.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 2Q20 attributable contribution to net income was negative US$ 1.8 million, as compared to positive US$ 1.1 million in 2Q19.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 9 of 27

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache, and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 10 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2020)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 11 of 27

APPENDIX 2

Gold Production			14			17
Mining Unit	Operating Results	Unit	2Q20	2Q19	△%	6M20	6M19	△ %
Underground
Tambomayo	Ore Milled	DMT	131,034	158,937	-18%	246,816	304,094	-19%
	Ore Grade	Gr/MT	5.21	5.73	-9%	4.97	5.93	-16%
	Recovery Rate	%	78.02	84.06	-7%	80.34	83.95	-4%
	Ounces Produced*	Oz	17,121	24,610	-30%	31,670	48,643	-35%
Orcopampa	Ore Milled	DMT	15,076	37,305	-60%	35,692	62,392	-43%
	Ore Grade	Gr/MT	16.12	9.25	74%	13.96	8.61	62%
	Recovery Rate	%	97.41	96.68	1%	97.50	96.52	1%
	Ounces Produced*	Oz	7,612	10,764	-29%	15,773	16,713	-6%
Open Pit
La Zanja	Ounces Produced	Oz	3,028	5,443	-44%	6,325	19,060	-67%
Tantahuatay	Ounces Produced	Oz	13,551	34,766	-61%	36,044	61,039	-41%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	2Q20	2Q19	△%	6M20	6M19	△ %
Underground
Tambomayo	Ore Milled	DMT	131,034	158,937	-18%	246,816	304,094	-19%
	Ore Grade	Oz/MT	3.99	3.93	2%	4.08	3.98	2%
	Recovery Rate	%	78.39	89.39	-12%	79.06	88.69	-11%
	Ounces Produced	Oz	410,010	558,034	-27%	795,541	1,073,277	-26%
Uchucchacua	Ore Milled	DMT	85,429	349,686	-76%	317,773	599,033	-47%
	Ore Grade	Oz/MT	12.09	9.78	24%	10.11	9.57	6%
	Recovery Rate	%	94.77	90.18	5%	91.37	88.58	3%
	Ounces Produced	Oz	979,008	3,083,290	-68%	2,935,471	5,079,729	-42%
Julcani	Ore Milled	DMT	6,193	31,414	-80%	32,924	61,042	-46%
	Ore Grade	Oz/MT	22.78	21.39	6%	21.57	22.15	-3%
	Recovery Rate	%	96.34	95.57	1%	96.65	96.22	0%
	Ounces Produced	Oz	136,177	642,182	-79%	686,729	1,300,897	-47%
Marcapunta	Ore Milled	DMT	154,849	668,296	-77%	662,009	1,349,255	-51%
	Ore Grade	Oz/MT	0.72	0.77	-7%	0.71	0.74	-4%
	Recovery Rate	%	60.41	70.79	-15%	65.27	62.08	5%
	Ounces Produced	Oz	67,307	365,559	-82%	305,673	616,257	-50%
Open Pit
Tajo Norte	Ore Milled	DMT	239,898	1,073,607	-78%	1,090,017	1,954,364	-44%
	Ore Grade	Oz/MT	1.00	1.56	-36%	0.85	1.27	-33%
	Recovery Rate	%	75.88	64.59	17%	67.02	64.37	4%
	Ounces Produced	Oz	181,386	1,083,720	-83%	621,087	1,597,410	-61%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 12 of 27

Zinc Production
Mining Unit	Operating Results	Unit	2Q20	2Q19	△%	6M20	6M19	△ %
Underground
Tambomayo	Ore Milled	DMT	131,034	158,937	-18%	246,816	304,094	-19%
	Ore Grade	%	1.69	1.95	-13%	1.64	2.06	-21%
	Recovery Rate	%	37.47	75.29	-50%	51.87	77.11	-33%
	MT Produced	MT	831	2,333	-64%	2,098	4,838	-57%
Uchucchacua	Ore Milled	DMT	85,429	349,686	-76%	317,773	599,033	-47%
	Ore Grade	%	1.21	2.55	-52%	1.52	2.52	-40%
	Recovery Rate	%	44.60	68.27	-35%	58.49	66.17	-12%
	MT Produced	MT	462	6,093	-92%	2,822	9,998	-72%
Open Pit
Tajo Norte	Ore Milled	DMT	239,898	1,073,607	-78%	1,090,017	1,954,364	-44%
	Ore Grade	%	3.35	2.06	63%	3.41	2.13	60%
	Recovery Rate	%	54.63	56.44	-3%	52.32	55.21	-5%
	MT Produced	MT	4,385	12,476	-65%	19,442	22,943	-15%

Copper Production
Mining Unit	Operating Results	Unit	2Q20	2Q19	△%	6M20	6M19	△ %
Underground
Marcapunta	Ore Milled	DMT	154,849	668,296	-77%	662,009	1,349,255	-51%
	Ore Grade	%	2.11	1.68	26%	1.97	1.57	26%
	Recovery Rate	%	93.09	86.26	8%	93.22	87.51	7%
	MT Produced	MT	3,045	9,671	-69%	12,167	18,527	-34%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 13 of 27

 APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)
	2Q20	2Q19	6M20	6M19
Net Income	-30,752	5,667	-117,851	29,678
Add / Substract:	57,248	41,404	137,515	45,142
Depreciation and Amortization in cost of sales	28,537	58,774	65,178	108,518
Share in associated companies by the equity method, net	-3,904	-22,705	18,146	-72,217
Interest expense	7,346	10,156	15,720	21,685
Impairment of inventories	3,771	-3,052	14,457	-2,123
Provision of bonuses and compensations	3,686	5,112	8,028	9,782
Depreciation and Amortization in other, net	8,511	528	8,511	528
Loss (gain) on currency exchange difference	2,019	238	3,115	217
Profit from discontinued operations	1,335	2,124	2,812	4,514
Provision (credit) for income tax, net	6,624	-9,001	1,835	-22,252
Depreciation and amortization in administration expenses	958	823	1,875	1,779
Workers' participation provision		-9	-	18
Interest income	-548	-1,825	-1,312	-4,045
Provision (reversal) for contingencies	-1,087	241	-850	-1,262
EBITDA Buenaventura Direct Operations	26,496	47,071	19,664	74,820
EBITDA Yanacocha (43.65%)	13,753	32,948	39,653	69,730
EBITDA Cerro Verde (19.58%)	41,493	48,497	45,533	145,230
EBITDA Coimolache (40.095%)	4,357	8,789	11,838	14,475
EBITDA Buenaventura + All Associates	86,099	137,305	116,688	304,255

*Cerro Verde’s EBITDA now considers D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 14 of 27

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 15 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2020	2019	2020	2919
	(in thousands of US$)

Consolidated Cost of sales excluding depreciation and amortization	41,172	129,528	146,980	243,824
Add: Consolidated Exploration in units in operation	2,456	13,246	8,465	24,710
Consolidated Commercial deductions	19,958	55,984	70,001	101,531
Consolidated Selling expenses	2,230	6,373	6,778	10,291
Consolidated Cost applicable to sales	65,816	205,131	232,224	380,355

salesSet forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:
	For the 3 months ended June 30		For the 6 months ended June 30
	2020	2019	2020	2019
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	18	0	18
Julcani, Silver	1,454	5,746	7,644	12,284
Julcani, Lead	0	211	129	492
Julcani, Copper	0	15	19	32
Orcopampa, Gold	618	12,538	9,821	20,963
Orcopampa, Silver	2	57	21	109
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	-12
Uchucchacua, Silver	8,050	20,793	29,658	35,187
Uchucchacua, Lead	305	4,831	2,551	7,351
Uchucchacua, Zinc	199	6,789	2,510	11,594
Tambomayo, Gold	9,206	11,544	17,234	19,556
Tambomayo, Silver	2,561	2,952	4,532	5,225
Tambomayo, Zinc	820	1,022	1,429	4,097
Tambomayo, Lead	373	1,910	1,329	2,190
La Zanja, Gold	3,924	7,974	11,781	19,979
La Zanja, Silver	252	188	0	670
El Brocal, Gold	635	1,411	2,757	2,766
El Brocal, Silver	1,620	8,052	5,524	12,844
El Brocal, Lead	1,301	6,362	5,369	11,653
El Brocal, Zinc	1,870	12,690	12,628	25,364
El Brocal, Copper	6,797	24,252	29,104	48,924
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	1,185	171	2,940	2,538
Consolidated Cost of sales, excluding depreciation and amortization	41,172	129,528	146,980	243,824

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 16 of 27

	For the 3 months ended June 30		For the 6 months ended June 30
	2020	2019	2020	2019
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	4	0	4
Julcani, Silver	324	1,332	1,367	2,849
Julcani, Lead	0	49	23	114
Julcani, Copper	0	4	3	7
Orcopampa, Gold	480	3,575	1,510	6,097
Orcopampa, Silver	1	16	3	32
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	-1
Uchucchacua, Silver	517	1,968	2,266	3,395
Uchucchacua, Lead	20	457	195	709
Uchucchacua, Zinc	13	642	192	1,119
Tambomayo, Gold	595	2,139	933	4,075
Tambomayo, Silver	165	547	245	1,089
Tambomayo, Lead	53	189	72	456
Tambomayo, Zinc	24	354	77	854
La Zanja, Gold	0	0	1	1
La Zanja, Silver	0	0	0	0
El Brocal, Gold	14	53	79	106
El Brocal, Silver	35	300	157	494
El Brocal, Lead	28	237	153	449
El Brocal, Zinc	41	474	360	976
El Brocal, Copper	147	905	829	1,883
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	2,456	13,246	8,465	24,710

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2020	2019	2020	2019
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	2	-16	2
Julcani, Silver	202	724	1,043	1,495
Julcani, Lead	2	26	17	60
Julcani, Copper	-1	2	3	5
Mallay, Gold	0	0	0	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	36	59	88	30
Orcopampa, Silver	0	1	0	-1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	-3
Uchucchacua, Silver	1,411	6,657	8,753	11,446
Uchucchacua, Lead	66	843	712	1,234
Uchucchacua, Zinc	52	4,921	1,363	6,241
Tambomayo, Gold	1,667	919	2,234	2,510
Tambomayo, Silver	1,037	863	1,496	1,615
Tambomayo, Lead	324	327	498	726
Tambomayo, Zinc	672	1,719	1,439	3,277
La Zanja, Gold	292	21	300	67
La Zanja, Silver	14	1	15	2
El Brocal, Gold	733	1,386	2,595	2,585
El Brocal, Silver	1,436	4,106	4,263	6,486
El Brocal, Lead	765	1,791	3,116	2,968
El Brocal, Zinc	3,349	7,565	14,526	14,550
El Brocal, Copper	7,900	24,050	27,555	46,234
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	19,958	55,984	70,001	101,531

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 17 of 27

	For the 3 months ended June 30		For the 6 months ended June 30
	2020	2019	2020	2019
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	0
Julcani, Silver	54	90	147	169
Julcani, Lead	0	3	2	7
Julcani, Copper	0	0	0	0
Orcopampa, Gold	62	72	122	87
Orcopampa, Silver	0	0	0	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	-1
Uchucchacua, Silver	483	905	1,259	1,430
Uchucchacua, Lead	18	210	108	299
Uchucchacua, Zinc	12	295	107	471
Tambomayo, Gold	672	714	1,026	908
Tambomayo, Silver	187	183	270	243
Tambomayo, Lead	60	63	79	102
Tambomayo, Zinc	27	118	85	190
La Zanja, Gold	30	124	50	178
La Zanja, Silver	2	3	0	6
El Brocal, Gold	24	79	145	133
El Brocal, Silver	60	450	291	616
El Brocal, Lead	48	355	283	558
El Brocal, Zinc	69	709	666	1,216
El Brocal, Copper	252	1,355	1,536	2,345
Non Mining Units	170	644	600	1,334
Consolidated Selling expenses	2,230	6,373	6,778	10,291

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 18 of 27

						JULCANI
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,454	-0	-	-	1,454	18	5,746	211	-	15	5,990
Add:
Exploration Expenses (US$000)	-	324	-0	-	-	324	4	1,332	49	-	4	1,389
Commercial Deductions (US$000)	0	202	2	-	-1	204	2	724	26	-	2	755
Selling Expenses (US$000)	-	54.01	-0.01	-	-	54	0	90	3	-	0	94
Cost Applicable to Sales (US$000)	0	2,035	2	-	-1	2,036	24	7,893	290	-	21	8,228
Divide:
Volume Sold	-	119,531	25	-	-	Not Applicable	17	585,840	178	-	4	Not Applicable
CAS	-	17.02	73	-	-	Not Applicable	1,435	13.47	1,626	-	5,932	Not Applicable

						ORCOPAMPA
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	618	2	-	-	-	620	12,538	57	-	-	-	12,595
Add:					-
Exploration Expenses (US$000)	480	1	-	-	-	481	3,575	16	-	-	-	3,591
Commercial Deductions (US$000)	36	0	-	-	-	36	59	1	-	-	-	60
Selling Expenses (US$000)	62	0	-	-	-	62	72	0	-	-	-	72
Cost Applicable to Sales (US$000)	1,196	4	-	-	-	1,199	16,244	74	-	-	-	16,318
Divide:
Volume Sold	3,675	851	-	-	-	Not Applicable	10,391	4,289	-	-	-	Not Applicable
CAS	325	4.51	-	-	-	Not Applicable	1,563	17.33	-	-	-	Not Applicable

						UCHUCCHACUA
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	8,050	305	199	-	8,554	-	20,793	4,831	6,789	-	32,413
Add:
Exploration Expenses (US$000)	-	517	20	13	-	549	-	1,968	457	642	-	3,067
Commercial Deductions (US$000)	-	1,411	66	52	-	1,529	-0	6,657	843	4,921	-	12,420
Selling Expenses (US$000)	-	483	18	12	-	513	-	905	210	295	-	1,410
Cost Applicable to Sales (US$000)	-	10,460	409	275	-	11,145	-0	30,322	6,341	12,648	-	49,310
Divide:
Volume Sold	-	644,014	403	366	-	Not Applicable	-	2,923,280	5,349	4,860	-	Not Applicable
CAS	-	16.24	1,016	753	-	No Applicable	-	10.37	1,185	2,603	-	No Applicable

						TAMBOMAYO
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,206	2,561	820	373	-	12,960	11,544	2,952	1,022	1,910	-	17,428
Add:
Exploration Expenses (US$000)	595	165	53	24	-	837	2,139	547	189	354	-	3,230
Commercial Deductions (US$000)	1,667	1,037	324	672	-	3,701	919	863	327	1,719	-	3,829
Selling Expenses (US$000)	672	187	60	27	-	946	714	183	63	118	-	1,078
Cost Applicable to Sales (US$000)	12,140	3,950	1,257	1,097	-	18,444	15,316	4,546	1,602	4,102	-	25,565
Divide:
Volume Sold	16,499	487,028	1,547	810	-	Not Applicable	27,468	589,667	1,794	2,000	-	Not Applicable
CAS	736	8.11	813	1,354	-	No Applicable	558	7.71	893	2,051	-	No Applicable

						JULCANI
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	7,644	129	-	19	7,791	18	12,284	492	-	32	12,827
Add:
Exploration Expenses (US$000)	-	1,367	23	-	3	1,393	4	2,849	114	-	7	2,975
Commercial Deductions (US$000)	-16	1,043	17	-	3	1,048	2	1,495	60	-	5	1,562
Selling Expenses (US$000)	-	147	2	-	0	150	0	169	7	-	0	176
Cost Applicable to Sales (US$000)	-16	10,200	171	-	26	10,382	25	16,797	673	-	45	17,540
Divide:
Volume Sold	-	633,645	121	-	6	Not Applicable	17	1,219,407	389	-	8	No Aplicable
CAS	-	16.10	1,421	-	4,113	No Applicable	1,466	13.77	1,727	-	5,569	No Applicable

						ORCOPAMPA
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,821	21	-	-	-	9,842	20,963	109	-	-	-	21,072
Add:
Exploration Expenses (US$000)	1,510	3	-	-	-	1,513	6,097	32	-	-	-	6,129
Commercial Deductions (US$000)	88	0	-	-	-	88	30	-1	-	-	-	29
Selling Expenses (US$000)	122	0	-	-	-	122	87	0	-	-	-	87
Cost Applicable to Sales (US$000)	11,540	25	-	-	-	11,565	27,177	141	-	-	-	27,317
Divide:
Volume Sold	12,690	2,584	-	-	-	Not Applicable	14,818	6,656	-	-	-	Not Applicable
CAS	909	9.70	-	-	-	No Applicable	1,834	21.13	-	-	-	No Applicable

						UCHUCCHACUA
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	29,658	2,551	2,510	-	34,719	-12	35,187	7,351	11,594	-	54,119
Add:
Exploration Expenses (US$000)	-	2,266	195	192	-	2,653	-1	3,395	709	1,119	-	5,222
Commercial Deductions (US$000)	1	8,753	712	1,363	-	10,829	-3	11,446	1,234	6,241	-	18,919
Selling Expenses (US$000)	-	1,259	108	107	-	1,474	-1	1,430	299	471	-	2,200
Cost Applicable to Sales (US$000)	1	41,936	3,566	4,172	-	49,675	-17	51,458	9,593	19,425	-	80,460
Divide:
Volume Sold	-	2,524,344	2,375	2,240	-	Not Applicable	0	4,757,949	7,805	8,261	-	Not Applicable
CAS	-	16.61	1,501	1,862	-	No Applicable	-	10.82	1,229	2,351	-	No Applicable

						TAMBOMAYO
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,234	4,532	1,329	1,429	-	24,525	19,556	5,225	2,190	4,097	-	31,069
Add:
Exploration Expenses (US$000)	933	245	72	77	-	1,327	4,075	1,089	456	854	-	6,474
Commercial Deductions (US$000)	2,234	1,496	498	1,439	-	5,668	2,510	1,615	726	3,277	-	8,128
Selling Expenses (US$000)	1,026	270	79	85	-	1,460	908	243	102	190	-	1,443
Cost Applicable to Sales (US$000)	21,427	6,544	1,978	3,031	-	32,980	27,050	8,172	3,475	8,418	-	47,114
Divide:
Volume Sold	21,785	597,690	1,828	1,802	-	Not Applicable	43,828	988,919	3,345	3,979	-	Not Applicable
CAS	984	10.95	1,082	1,682	-	No Applicable	617	8.26	1,039	2,115	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 19 of 27

						LA ZANJA
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,924	252	-	-	-	4,176	7,974	188	-	-	-	8,162
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	292	14	-	-	-	306	21	1	-	-	-	22
Selling Expenses (US$000)	30	2	-	-	-	32	124	3	-	-	-	127
Cost Applicable to Sales (US$000)	4,246	268	-	-	-	4,514	8,120	191	-	-	-	8,311
Divide:
Volume Sold	4,032	21,857	-	-	-	Not Applicable	5,521	11,548	-	-	-	Not Applicable
CAS	1,053	12.26	-	-	-	Not Applicable	1,471	16.58	-	-	-	Not Applicable

						BROCAL
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	635	1,620	1,301	1,870	6,797	12,223	1,411	8,052	6,362	12,690	24,252	52,768
Add:
Exploration Expenses (US$000)	14	35	28	41	147	265	53	300	237	474	905	1,969
Commercial Deductions (US$000)	733	1,436	765	3,349	7,900	14,182	1,386	4,106	1,791	7,565	24,050	38,898
Selling Expenses (US$000)	24	60	48	69	252	453	79	450	355	709	1,355	2,948
Cost Applicable to Sales (US$000)	1,405	3,151	2,142	5,329	15,096	27,123	2,928	12,909	8,747	21,437	50,562	96,583
Divide:
Volume Sold	633	187,339	1,888	3,575	2,758	Not Applicable	2,457	1,228,153	7,850	10,211	9,186	Not Applicable
CAS	2,220	16.82	1,135	1,491	5,473	Not Applicable	1,192	10.51	1,114	2,099	5,504	Not Applicable

Prorrateo	5%	13%	11%	15%	56%		3%	15%	12%	24%	46%

	NON MINING COMPANIES
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,185	-	-	-	-	-	171
Add:
Selling Expenses (US$000)	-	-	-	-	-	170	-	-	-	-	-	644
Total (US$000)	-	-	-	-	-	1,355	-	-	-	-	-	815

	BUENAVENTURA CONSOLIDATED
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,383	13,939	2,426	2,442	6,797	41,172	33,485	37,789	12,426	21,389	24,267	129,528
Add:
Exploration Expenses (US$000)	1,088	1,043	101	77	147	2,456	5,771	4,164	933	1,470	908	13,246
Commercial Deductions (US$000)	2,729	4,100	1,157	4,073	7,899	19,958	2,387	12,352	2,987	14,205	24,053	55,984
Selling Expenses (US$000)	787	786	126	108	252	2,230	989	1,630	632	1,122	1,355	6,373
Cost Applicable to Sales (US$000)	18,987	19,868	3,810	6,701	15,095	65,816	42,632	55,935	16,979	38,186	50,584	205,131
Divide:
Volume Sold	24,839	1,460,620	3,862	4,751	2,758	Not Applicable	45,854	5,342,779	15,171	17,070	9,189	Not Applicable
CAS	764	13.60	987	1,411	5,473	Not Applicable	930	10.47	1,119	2,237	5,505	Not Applicable

						COIMOLACHE
				2Q 2020						2Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,016	756	-	-	-	14,772	23,135	1,020	-	-	-	24,155
Add:
Exploration Expenses (US$000)	224	12	-	-	-	236	1,251	55	-	-	-	1,306
Commercial Deductions (US$000)	161	24	-	-	-	185	89	3	-	-	-	92
Selling Expenses (US$000)	394	21	-	-	-	415	195	9	-	-	-	204
Cost Applicable to Sales (US$000)	14,794	813	-	-	-	15,608	24,670	1,087	-	-	-	25,757
Divide:
Volume Sold	14,549	92,860	-	-	-	Not Applicable	34,455	134,856	-	-	-	Not Applicable
CAS	1,017	8.76	-	-	-	Not Applicable	716	8.06	-	-	-	Not Applicable

						LA ZANJA
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,781	0	-	-	-	11,781	19,979	670	-	-	-	20,649
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	1	0	-	-	-	1
Commercial Deductions (US$000)	300	15	-	-	-	315	67	2	-	-	-	69
Selling Expenses (US$000)	50	0	-	-	-	50	178	6	-	-	-	184
Cost Applicable to Sales (US$000)	12,132	15	-	-	-	12,147	20,225	677	-	-	-	20,903
Divide:
Volume Sold	7,327	58,280	-	-	-	Not Applicable	18,142	51,234	-	-	-	Not Applicable
CAS	1,656	0.25	-	-	-	No Applicable	1,115	13.22	-	-	-	Not Applicable

						BROCAL
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,757	5,524	5,369	12,628	29,104	55,382	2,766	12,844	11,653	25,364	48,924	101,550
Add:
Exploration Expenses (US$000)	79	157	153	360	829	1,578	106	494	449	976	1,883.25	3,909
Commercial Deductions (US$000)	2,595	4,263	3,116	14,526	27,555	52,054	2,585	6,486	2,968	14,550	46,234	72,824
Selling Expenses (US$000)	145	291	283	666	1,536	2,922	133	616	558	1,216	2,345	4,867
Cost Applicable to Sales (US$000)	5,576	10,235	8,920	28,180	59,024	111,936	5,590	20,440	15,628	42,106	99,386	183,150
Divide:
Volume Sold	3,272	653,704	7,033	16,013	11,217	Not Applicable	4,635	1,820,292	13,009	19,598	17,498	Not Applicable
CAS	1,704	15.66	1,268	1,760	5,262	No Applicable	1,206	11.23	1,201	2,149	5,680	Not Applicable

Prorrateo	5%	10%	10%	23%	53%		3%	13%	11%	25%	48%

	NON MINING COMPANIES
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,940	-	-	-	-	-	2,538
Add:
Selling Expenses (US$000)	-	-	-	-	-	600	-	-	-	-	-	1,334
Total (US$000)	-	-	-	-	-	3,540	-	-	-	-	-	3,872

	BUENAVENTURA CONSOLIDATED
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	41,593	47,378	9,377	16,568	29,123	146,980	63,270	66,319	21,686	41,054	48,956	243,824
Add:
Exploration Expenses (US$000)	2,522	4,039	443	629	833	8,465	10,283	7,859	1,728	2,949	1,891	24,710
Commercial Deductions (US$000)	5,202	15,570	4,343	17,328	27,558	70,001	5,191	21,044	4,988	24,068	46,239	101,531
Selling Expenses (US$000)	1,343	1,968	473	858	1,536	6,778	1,305	2,464	966	1,877	2,345	10,291
Cost Applicable to Sales (US$000)	50,660	68,955	14,636	35,383	59,050	232,224	80,049	97,686	29,369	69,948	99,431	380,355
Divide:
Volume Sold	45,075	4,470,246	11,357	20,055	11,223	Not Applicable	81,441	8,844,458	24,549	31,839	17,507	Not Applicable
CAS	1,124	15.43	1,289	1,764	5,262	Not Applicable	983	11.04	1,196	2,197	5,680	Not Applicable
	14%	40%	8%	-20%	-7%
						COIMOLACHE
				6M 2020						6M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,645	2,568	-	-	-	37,213	40,708	1,647	-	-	-	42,355
Add:
Exploration Expenses (US$000)	814	60	-	-	-	874	2,513	102	-	-	-	2,615
Commercial Deductions (US$000)	339	37	-	-	-	376	172	7	-	-	-	178
Selling Expenses (US$000)	498	37	-	-	-	535	309	13	-	-	-	322
Cost Applicable to Sales (US$000)	36,297	2,702	-	-	-	38,998	43,702	1,769	-	-	-	45,470
Divide:
Volume Sold	38,528	290,930	-	-	-	Not Applicable	60,646	210,626	-	-	-	Not Applicable
CAS	942	9.29	-	-	-	No Applicable	721	8.40	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 20 of 27

APPENDIX 5: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 2Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q20		2Q20		2Q20		2Q20
Au Ounces Sold Net		20,174		4,032		14,549		28,147

	2Q20		2Q20		2Q20		2Q20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	27,512	1,364	4,564	1,132	14,772	695	35,856	1,274
Exploration in Operating Units	2,190	109	1	0	236	50	2,285	81
Royalties	497	25	0	0	0	0	497	18
Comercial Deductions[3]	5,470	271	306	76	185	3	5,706	203
Selling Expenses	1,648	82	32	8	415	5	1,831	65
Administrative Expenses	9,083	450	433	107	1,042	46	9,731	346
Other, net	13,511	670	217	54	-196	8	13,548	481
Sustaining Capex[4]	477	24	370	92	1,435	153	1,248	44

By-product Credit	-24,922	-1,235	-454	-113	-1,352	-47	-783	-28

All-in Sustaining Cost	35,465	1,758	5,452	1,352	16,536	1,137	44,988	1,598

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 21 of 27

Buenaventura
All-in Sustaining Cost for 2Q19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q19		2Q19		2Q19		2Q19
	37,876		5,521		34,455		54,620

	2Q19		2Q19		2Q19		2Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	73,698	1,946	8,317	1,506	24,154	701	87,796	1,607
Exploration in Operating Units	11,277	298	0	0	1,306	38	11,801	216
Royalties	1,117	29	0	0	0	0	1,117	20
Comercial Deductions[4]	17,064	451	22	4	92	3	17,113	313
Selling Expenses	2,824	75	127	23	204	6	2,973	54
Administrative Expenses	11,423	302	749	136	1,177	34	12,292	225
Other, net	-2,961	-78	172	31	-65	-2	-2,896	-53
Sustaining Capex[5]	5,775	152	1,143	207	4,433	129	8,158	149

By-product Credit	-94,319	-2,490	-169	-31	-1,995	-58	-95,209	-1,743

All-in Sustaining Cost	25,898	684	10,361	1,877	29,306	851	43,145	790

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 22 of 27

All-in Sustaining Cost for 1S20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S20		1S20		1S20		1S20
Au Ounces Sold Net		34,475		7,327		38,528		53,811

	1S20		1S20		1S20		1S20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	87,289	2,532	12,119	1,654	37,213	966	108,640	2,019
Exploration in Operating Units	6,886	200	1	0	874	23	7,237	134
Royalties	1,633	47	0	0	0	0	1,633	30
Comercial Deductions[3]	17,632	511	315	43	376	10	17,950	334
Selling Expenses	3,432	100	50	7	535	14	3,673	68
Administrative Expenses	21,055	611	1,025	140	2,133	55	22,454	417
Other, net	10,900	316	283	39	242	6	11,147	207
Sustaining Capex[4]	3,285	95	494	67	2,113	55	4,394	82

By-product Credit	-77,041	-2,235	-1,009	-138	-4,728	-123	-2,431	-45

All-in Sustaining Cost	75,071	2,178	13,278	1,812	38,758	1,006	97,656	1,815

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 23 of 27

Buenaventura
All-in Sustaining Cost for 1S19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S19		1S19		1S19		1S19
Au Ounces Sold Net		58,664		18,142		60,		92,606

	1S19		1S19		1S19		1S19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	131,152	2,236	21,249	1,171	42,354	698	159,409	1,721
Exploration in Operating Units	20,800	355	1	0	2,615	43	21,849	236
Royalties	1,557	27	0	0	0	0	1,557	17
Comercial Deductions[4]	28,691	489	69	4	178	3	28,799	311
Selling Expenses	4,243	72	184	10	322	5	4,470	48
Administrative Expenses	23,422	399	1,558	86	2,381	39	25,203	272
Other, net	5,425	92	820	45	151	2	5,921	64
Sustaining Capex[5]	8,389	143	1,209	67	8,443	139	12,415	134

By-product Credit	-162,234	-2,765	-799	-44	-3,220	-53	-163,949	-1,770

All-in Sustaining Cost	61,445	1,047	24,291	1,339	53,224	878	95,673	1,033

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 24 of 27

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of June 30, 2020 and December 31, 2019
	2020	2019
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	195,513	210,046
Trade and other accounts receivable, net	174,718	287,712
Inventory, net	118,722	97,973
Income tax credit	16,488	31,919
Prepaid expenses	13,435	20,969
Hedge derivative financial instruments	19	-
	518,895	648,619

Non-current assets
Trade and other receivables, net	84,620	88,515
Inventories, net	526	394
Investment in associates and joint venture	1,481,977	1,488,247
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,689,066	1,754,372
Investment properties, net	194	204
Deferred income tax asset, net	76,971	74,556
Prepaid expenses	25,249	25,692
Other assets	26,947	26,675
	3,385,550	3,458,655

Total assets	3,904,445	4,107,274

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	57,208	55,000
Trade and other payables	103,571	166,244
Provisions, contingent liabilities and other liabilities	76,450	72,771
Income tax payable	1,285	5,650
Financial obligations	151,148	265,692
	389,662	565,357

Non-current liabilities
Trade and other payables	-	616
Provisions, contingent liabilities and other liabilities	215,030	221,736
Financial obligations	403,249	305,996
Contingent consideration liability	16,410	16,410
Deferred income tax liabilities, net	30,108	28,959
	664,797	573,717

Total liabilities	1,054,459	1,139,074

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,168	163,168
Other reserves	269	269
Retained earnings	1,540,892	1,639,658
Other reserves of equity	(1,756)	(1,311)
Shareholders’ equity, net attributable to owners of the parent	2,672,311	2,771,522
Non-controlling interest	177,675	196,678
Total shareholders’ equity, net	2,849,986	2,968,200

Total liabilities and shareholders’ equity, net	3,904,445	4,107,274

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three-month and six-month periods ended June 30, 2020 and 2019

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	91,598	206,503	197,317	383,635
Net sales of services	2,628	4,267	5,685	7,737
Royalty income	3,559	5,375	9,285	10,835
Total operating income	97,785	216,145	212,287	402,207

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(41,020)	(129,390)	(146,377)	(242,341)
Cost of sales of services, without considering depreciation and amortization	(152)	(138)	(603)	(1,483)
Depreciation and amortization	(28,537)	(58,774)	(65,178)	(108,518)
Exploration in operating units	(2,456)	(13,246)	(8,465)	(24,710)
Mining royalties	(1,216)	(3,310)	(3,575)	(5,404)
Total operating costs	(73,381)	(204,858)	(224,198)	(382,456)

Gross profit	24,404	11,287	(11,911)	19,751

Operating expenses, net
Administrative expenses	(14,914)	(17,988)	(33,035)	(37,404)
Selling expenses	(2,230)	(6,373)	(6,778)	(10,291)
Exploration in non-operating areas	(1,708)	(3,358)	(3,465)	(6,768)
Reversal (provision) for contingencies and others	1,087	(241)	850	1,262
Other, net	(24,519)	1,327	(23,196)	(8,970)
Total operating expenses, net	(42,284)	(26,633)	(65,624)	(62,171)

Operating profit (loss)	(17,880)	(15,346)	(77,535)	(42,420)

Other income (expense), net
Share in the results of associates and joint ventures	3,904	22,705	(18,146)	72,217
Financial costs	(7,346)	(10,156)	(15,720)	(21,685)
Net gain (loss) from currency exchange difference	(2,019)	(238)	(3,115)	(217)
Financial income	548	1,825	1,312	4,045
Total other income (expense), net	(4,913)	14,136	(35,669)	54,360

Profit (loss) before income tax	(22,793)	(1,210)	(113,204)	11,940

Current income tax	(1,122)	(1,746)	(3,107)	(3,743)
Deferred income tax	(5,502)	10,747	1,272	25,995

Profit (loss) from continuing operations	(29,417)	7,791	(115,039)	34,192

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(1,335)	(2,124)	(2,812)	(4,514)
Net profit (loss)	(30,752)	5,667	(117,851)	29,678

Attributable to:
Owners of the parent	(25,112)	9,700	(100,107)	36,964
Non-controlling interest	(5,640)	(4,033)	(17,744)	(7,286)
	(30,752)	5,667	(117,851)	29,678

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.10)	0.04	(0.39)	0.15

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and six-month periods ended June 30, 2020 and 2019

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	102,891	209,222	310,846	391,994
Value Added Tax recovered	10,485	12,902	14,827	22,285
Royalty received	6,769	5,475	12,495	10,935
Proceeds from dividends	5,132	28,440	5,132	29,376
Interest received	323	-	1,483	523
Payments to suppliers and third-parties, and other net	(92,552)	(147,770)	(238,326)	(321,895)
Payments to employees	(31,142)	(31,566)	(65,554)	(73,176)
Payments of income taxes and royalties paid to State	(7,907)	(4,325)	(13,978)	(10,050)
Payments of interest	(6,333)	(8,054)	(12,626)	(14,579)
Payments of mining royalties	(497)	(1,136)	(1,633)	(1,577)

Net cash and cash equivalents provided by (used in) operating activities	(12,831)	63,188	12,666	33,836

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	147	275	21,184	422
Acquisitions of mining concessions, development costs, property, plant and equipment	(11,435)	(27,768)	(21,481)	(36,284)
Purchase of shares	-	-	(13,453)	-
Payments to other assets	(115)	(986)	(806)	(1,428)

Net cash and cash equivalents used in investing activities	(11,403)	(28,479)	(14,556)	(37,290)

Financing activities
Proceeds of bank loans	2,208	-	7,208	5,000
Payments of bank loans	-	-	(5,000)	(45,000)
Payments of financial obligations	(4,342)	(12,881)	(14,030)	(23,228)
Dividends paid to controlling shareholders	-	(15,240)	-	(15,240)
Dividends paid to non-controlling interest	-	(1,500)	(1,280)	(3,100)
Decrease (increase) of restricted bank accounts	293	(448)	459	(144)

Net cash and cash equivalents used in financing activities	(1,841)	(30,069)	(12,643)	(81,712)

Net increase (decrease) in cash and cash equivalents during the period	(26,075)	4,640	(14,533)	(85,166)
Cash and cash equivalents at the beginning of the period	221,588	279,394	210,046	369,200

Cash and cash equivalents at period-end	195,513	284,034	195,513	284,034

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 27 of 27

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(30,752)	5,667	(117,851)	29,678

Plus (less):
Depreciation and amortization in cost of sales	28,537	58,774	65,178	108,518
Depreciation and amortization in other, net	8,422	31	8,511	528
Depreciation and amortization in administration expenses	958	823	1,875	1,779
Net share in results of associates and joint venture	(3,904)	(22,705)	18,146	(72,217)
Reversal (provision) for impairment loss of inventories	3,771	(3,052)	14,457	(2,123)
Bonus provision - executives & employes	3,686	5,112	8,028	9,782
Accretion expense of provision for closure of mining units and exploration projects	1,672	2,136	3,265	5,800
Net loss (gain) from currency exchange difference	2,019	238	3,115	217
Provision for estimated fair value of sales	(17,785)	10,721	1,159	4,687
Deferred income tax expense (income)	5,502	(10,747)	(1,272)	(25,995)
Recovery (expense) for provision for contingencies	(1,087)	241	(850)	(1,262)
Hedge derivative instruments	-	(536)	-	(3,022)
Other net	(5,475)	(3,089)	6,700	(11)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	13,903	17,784	94,220	10,176
Inventories	(7,495)	13,168	(35,338)	11,363
Income tax credit	14,519	(4,435)	15,431	(907)
Prepaid expenses	4,396	961	7,977	308
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(31,268)	(26,604)	(63,289)	(50,990)
Provisions, contingent liabilities and other liabilities	(3,561)	(9,594)	(17,563)	(21,626)
Income tax payable	(4,021)	(146)	(4,365)	(223)

Proceeds from dividends	5,132	28,440	5,132	29,376

Net cash and cash equivalents provided by operating activities	(12,831)	63,188	12,666	33,836

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 30, 2020